Exhibit 99.1

INNOVIZ TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2026

UNAUDITED

INDEX

Page

Interim Consolidated Balance Sheets	F-2 - F-3

Interim Consolidated Statements of Operations	F-4

Interim Statements of Changes in Shareholders' Equity	F-5

Interim Consolidated Statements of Cash Flows	F-6 - F-7

Notes to Interim Consolidated Financial Statements	F-8 - F-16

- - - - - - - - - - -

INNOVIZ TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

INTERIM CONSOLIDATED BALANCE SHEETS (UNAUDITED)

U.S. dollars in thousands (except share and per share data)

	September 30,	December 31,
	2026	2025
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$22,812	$8,638
Short-term restricted cash	16	16
Bank deposits	22,736	54,010
Marketable securities	8,855	9,466
Trade receivables, net	10,484	9,978
Inventory	5,227	3,344
Prepaid expenses and other current assets	6,608	4,780
Total current assets	76,738	90,232

LONG-TERM ASSETS:
Restricted deposits	3,321	3,189
Property and equipment, net	19,210	19,856
Operating lease right-of-use assets, net	22,990	25,086
Other long-term assets	850	89
Total long-term assets	46,371	48,220

Total assets	$123,109	$138,452

The accompanying notes are an integral part of the interim consolidated financial statements.

INNOVIZ TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

INTERIM CONSOLIDATED BALANCE SHEETS (UNAUDITED)

U.S. dollars in thousands (except share and per share data)

	September 30,	December 31,
	2026	2025
LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Trade payables	$9,594	$8,599
Deferred revenues	2,523	1,852
Employees and payroll accruals	10,244	9,027
Accrued expenses and other current liabilities	6,984	5,998
Operating lease liabilities	6,236	5,949
Total current liabilities	35,581	31,425

LONG-TERM LIABILITIES:
Operating lease liabilities	27,311	29,302
Warrants liability	-	7
Total long-term liabilities	27,311	29,309

SHAREHOLDERS' EQUITY:
Ordinary shares of no-par value: Authorized: 500,000,000 shares as of September 30, 2026 and December 31, 2025; Issued and outstanding: 298,674,127 and 214,090,980 shares as of September 30, 2026 and December 31, 2025, respectively	-	-
Additional paid-in capital	922,378	875,558
Accumulated deficit	(862,161)	(797,840)
Total shareholders' equity	60,217	77,718

Total liabilities and shareholders' equity	$123,109	$138,452

The accompanying notes are an integral part of the interim consolidated financial statements.

INNOVIZ TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS (UNAUDITED)

U.S. dollars in thousands (except share and per share data)

	Nine Months Ended September 30,
	2026	2025

Revenues	$37,315	$42,415
Cost of revenues	(39,442)	(31,575)

Gross profit (loss)	(2,127)	10,840

Operating expenses:
Research and development	40,747	40,354
Sales and marketing	6,258	4,183
General and administrative	16,678	13,109

Total operating expenses	63,683	57,646

Operating loss	(65,810)	(46,806)

Financial income, net	1,597	385

Loss before taxes on income	(64,213)	(46,421)
Taxes on income	(108)	(119)

Net loss	$(64,321)	$(46,540)

Basic and diluted net loss per ordinary share	$(0.27)	$(0.24)

Weighted average number of ordinary shares used in computing basic and diluted net loss per ordinary share	238,690,154	196,237,671

The accompanying notes are an integral part of the interim consolidated financial statements.

INNOVIZ TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY (UNAUDITED)

U.S. dollars in thousands (except share and per share data)

	Ordinary Shares		Additional	Accumulated	Total Shareholders'
	Number	Amount	Paid-in Capital	Deficit	Equity

Balance as of January 1, 2025	169,397,030	$-	$808,974	$(730,045)	$78,929
Issuance of ordinary shares and warrants, net of issuance costs	28,776,978	-	37,289	-	37,289
Issuance of ordinary shares under the Sales Agreement, net of issuance costs	4,894,936	-	7,927	-	7,927
Exercise of shares options	1,008,454	-	710	-	710
Vesting of RSUs	4,464,758	-	-	-	-
Share-based compensation	-	-	11,352	-	11,352
Net loss	-	-	-	(46,540)	(46,540)

Balance as of September 30, 2025	208,542,156	$-	$866,252	$(776,585)	$89,667

Balance as of January 1, 2026	214,090,980	$-	$875,558	$(797,840)	$77,718
Issuance of ordinary shares under the Sales Agreement, net of issuance costs	11,826,253	-	7,984	-	7,984
Issuance of ordinary shares, net of issuance costs	66,666,667	-	27,604	-	27,604
Exercise of shares options	169,465	-	43	-	43
Vesting of RSUs	5,920,762	-	-	-	-
Share-based compensation	-	-	11,189	-	11,189
Net loss	-	-	-	(64,321)	(64,321)

Balance as of September 30, 2026	298,674,127	$-	$922,378	$(862,161)	$60,217

The accompanying notes are an integral part of the interim consolidated financial statements.

INNOVIZ TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)

U.S. dollars in thousands (except share and per share data)

	Nine Months Ended September 30,
	2026	2025
Cash flows from operating activities:

Net loss	$(64,321)	$(46,540)
Adjustments required to reconcile net loss to net cash used in operating activities:

Depreciation and amortization	3,914	4,076
Remeasurement of warrants liability	(7)	(43)
Change in accrued interest on bank deposits	917	(931)
Change in marketable securities	(30)	(130)
Share-based compensation	11,022	11,850
Capital gain, net	(8)	-
Foreign exchange loss (gain), net	150	(1,326)
Change in prepaid expenses and other assets	(2,422)	1,181
Change in trade receivables, net	(506)	(13,768)
Change in inventory	(1,883)	616
Change in operating lease assets and liabilities, net	392	2,813
Change in trade payables	1,402	858
Change in accrued expenses and other liabilities	970	(244)
Change in employees and payroll accruals	1,217	939
Change in deferred revenues	671	1,862

Net cash used in operating activities	(48,522)	(38,787)

Cash flows from investing activities:

Purchase of property and equipment	(3,885)	(3,210)
Proceeds from sales of property and equipment	11	3
Investment in bank deposits	(42,530)	(77,900)
Withdrawal of bank deposits	72,980	52,350
Investment in restricted deposits	(100)	(120)
Investment in marketable securities	(18,551)	(29,898)
Proceeds from sales and maturities of marketable securities	19,192	32,611

Net cash provided by (used in) investing activities	$27,117	$(26,164)

The accompanying notes are an integral part of the interim consolidated financial statements.

INNOVIZ TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)

U.S. dollars in thousands (except share and per share data)

	Nine Months Ended September 30,
	2026	2025
Cash flows from financing activities:

Issuance of ordinary shares and warrants, net of issuance costs	-	37,289
Issuance of ordinary shares under the Sales Agreement, net of paid issuance costs	7,987	8,419
Issuance of ordinary shares, net of paid issuance costs	27,824	-
Proceeds from exercise of options	43	710

Net cash provided by financing activities	35,854	46,418

Effect of exchange rate changes on cash, cash equivalents and restricted cash	(275)	1,054

Increase (decrease) in cash, cash equivalents and restricted cash	14,174	(17,479)
Cash, cash equivalents and restricted cash at the beginning of the period	8,654	25,381

Cash, cash equivalents and restricted cash at the end of the period	$22,828	$7,902

Supplementary disclosure of cash flows activities:

(1) Cash paid during the period for:
Income taxes	$115	$248

(2) Non-cash transactions:
Purchase of property and equipment	$648	$543
Reclassification from property and equipment, net to inventory	$-	$1,679
Exercise of options	$-	$40
Right-of-use assets recognized with corresponding lease liabilities	$110	$4,541
Sale of machinery (see Note 4)	$-	$2,915
Issuance costs to be paid	$255	$492

(3) Cash, cash equivalents and restricted cash at the end of the period:
Cash and cash equivalents	$22,812	$7,886
Short-term restricted cash	16	16
	$22,828	$7,902

The accompanying notes are an integral part of the interim consolidated financial statements.

INNOVIZ TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

U.S. dollars in thousands (except share and per share data)

NOTE 1:- GENERAL

a.	Innoviz Technologies Ltd. and its subsidiaries (the “Company” or “Innoviz”) is a Tier-1 direct supplier of high-performance, automotive-grade LiDAR sensor platforms and complementary solutions that are designed to bring enhanced vision and superior performance through safe autonomous driving and other perception-focused applications at a mass scale. The Company provides complete LiDAR based solutions for OEMs (original equipment manufacturers) and Tier-1 partners that are developing autonomous driving vehicles for the passenger car, robotaxi, shuttle, delivery vehicle and truck markets. The Company also leverages its automotive-grade LiDAR technology to offer solutions for non-automotive markets, including smart infrastructure, perimeter security, defense and homeland security, traffic management and robotics.

b.	The Company was incorporated on January 18, 2016, under the laws of the State of Israel.

c.	On December 10, 2020, the Company entered into definitive agreements in connection with a merger (the “Transactions”) with Collective Growth Corporation (“Collective Growth”), a special purpose acquisition company, that resulted in Collective Growth becoming a wholly owned subsidiary of the Company upon the consummation of the Transactions on April 5, 2021 (the “Closing Date”).

The Company's ordinary shares were listed on the Nasdaq Stock Market LLC under the trading symbol “INVZ” on April 5, 2021.

d.	As of September 30, 2026 the Company’s principal source of liquidity includes its cash and cash equivalents in the amount of $22,812, bank deposits in the amount of $22,736 and marketable securities in the amount of $8,855, which is sufficient to finance its business plan for at least the next 12 months from the date these interim consolidated financial statements are issued. As the Company achieves further commercial success, it may need to obtain additional funding to support its continuing operations. If the Company is unable to obtain capital when and if needed, it may need to reduce or eliminate some of its research and development programs.

e.	On October 7, 2023, Israel was attacked by a terrorist organization and entered a state of war. On October 9, 2025, the sides agreed to a ceasefire, although there is no assurance that this agreement will be upheld. On February 28, 2026, the United States and Israel launched a joint attack on Iran. Iran launched ballistic missiles and drones against targets in Israel and against U.S. military bases and other targets in several countries in the Persian Gulf. On April 8, 2026, the United States and Iran agreed to a conditional ceasefire that included Israel. On June 17, 2026, a memorandum of understanding was entered between the United States and Iran that contemplates the termination of military operations on multiple fronts. As of the date of these interim consolidated financial statements, the hostilities have resumed and any future escalation is difficult to predict, as such are the economic implications of the conflict on the Company’s operational and financial performance. The Company considered the impact of the war and determined that there were no material adverse impacts on the interim consolidated financial statements, including related significant estimates made by management, for the period ended September 30, 2026.

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES

a.	Interim financial statements:

The accompanying interim consolidated balance sheet as of September 30, 2026, the interim consolidated statements of operations and the interim consolidated statements of cash flows for the nine months ended September 30, 2026 and 2025, as well as the interim statements of changes in shareholders’ equity for the nine months ended September 30, 2026 and 2025, are unaudited. These unaudited interim consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States (“U.S. GAAP”) and applicable rules and regulations of the Securities and Exchange Commission (the “SEC”) regarding interim financial reporting.

INNOVIZ TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

U.S. dollars in thousands (except share and per share data)

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

In management’s opinion, the unaudited interim consolidated financial statements include all adjustments of a normal recurring nature necessary for the fair statement of the Company’s financial position as of September 30, 2026, as well as its results of operations and cash flows for the nine months ended September 30, 2026 and 2025. The results of operations for the nine months ended September 30, 2026 are not necessarily indicative of the results to be expected for the year ending December 31, 2026 or for other interim periods or for future years.

b.	Significant accounting policies:

The accompanying unaudited interim consolidated financial statements should be read in conjunction with the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2025 (the “2025 Annual Report”) filed with the SEC on March 4, 2026.

There have been no changes to the significant accounting policies described in the 2025 Annual Report that have had a material impact on the unaudited interim consolidated financial statements and related notes.

c.	Use of estimates:

The preparation of interim consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the interim consolidated financial statements and the reported amounts of revenues and expenses during the reporting period.

Significant items subject to such estimates and assumptions include inventory reserves and useful lives of property, plant, and equipment. The Company bases these estimates on historical and anticipated results, trends and various other assumptions that it believes are reasonable under the circumstances, including assumptions as to future events. Actual results could differ from those estimates.

d.	Concentration of credit risk:

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents, trade receivables, marketable securities, bank deposits and restricted deposits.

INNOVIZ TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

U.S. dollars in thousands (except share and per share data)

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The majority of the Company’s cash and cash equivalents and short-term bank deposits are invested with major banks in Israel. The Company believes that the financial institutions that hold the Company’s cash deposits are financially sound and, accordingly, bear minimal risk.

Trade receivables of the Company are mainly derived from customers located globally. The Company mitigates its credit risks by performing credit evaluations of its customers’ financial conditions and requires customer advance payments in certain circumstances. The Company generally does not require collateral.

The Company invests in marketable securities with an average credit rating of “A” and a maturity of up to three years. The Company’s investment policy is not to invest more than 5% of its investment portfolio in a single security at time of purchase.

NOTE 3:- INVENTORY

Inventory is comprised of the following:

	September 30,	December 31,
	2026	2025

Raw materials	$2,912	$1,976
Work in process	2,127	1,250
Finished goods	188	118

	$5,227	$3,344

NOTE 4:- REVENUE RECOGNITION

During the nine months ended September 30, 2026 and 2025, the Company recognized revenue at a point in time for LiDAR sensors and critical components, after transferring the control of the goods to the customer of $10,876 and $4,384, respectively.

During the nine months ended September 30, 2026 and 2025, the Company recognized revenue at a point in time for application engineering services, after receiving customer acceptance of $25,638 and $29,882, respectively.

In June 2025 the Company entered into a contract with a customer for the sale of machinery (including subsequent adjustments to the machinery) for $10,000. During the nine months ended September 30, 2025, the Company recognized revenue at a point in time from the sale of machinery, after transferring the control of the machinery to the customer of $7,156. In addition, during the nine months ended September 30, 2026 and 2025, the Company recognized revenue over time from the subsequent adjustments to the machinery of $801 and $993, respectively.

INNOVIZ TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

U.S. dollars in thousands (except share and per share data)

NOTE 4:- REVENUE RECOGNITION (Cont.)

Deferred Revenues

During the nine months ended September 30, 2026, the Company recognized $853 that was included in deferred revenues balance at December 31, 2025.

Remaining Performance Obligation

The Company’s remaining performance obligations are comprised mainly of application engineering services revenues not yet rendered. As of September 30, 2026, the aggregate amount of the transaction price allocated to remaining performance obligations was $17,905 (out of which $648 is recorded as deferred revenues). The Company expects to recognize the majority of them as revenues within the next 12 months.

NOTE 5:- FAIR VALUE MEASUREMENTS

The below tables set forth the Company’s assets and liabilities that were measured at fair value as of September 30, 2026 and December 31, 2025 by level within the fair value hierarchy.

	September 30, 2026
	Level 1	Level 2	Level 3	Total
Assets:

Marketable securities	$-	$8,855	$-	$8,855

Foreign currency derivatives	$-	$30	$-	$30

Total financial assets	$-	$8,885	$-	$8,885

Liabilities:

Foreign currency derivatives	$-	$46	$-	$46

Total financial liabilities	$-	$46	$-	$46

INNOVIZ TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

U.S. dollars in thousands (except share and per share data)

NOTE 5:- FAIR VALUE MEASUREMENTS (Cont.)

	December 31, 2025
	Level 1	Level 2	Level 3	Total
Assets:

Marketable securities	$-	$9,466	$-	$9,466

Total financial assets	$-	$9,466	$-	$9,466

Liabilities:

Warrants	$-	$-	$7	$7

Total financial liabilities	$-	$-	$7	$7

NOTE 6:- COMMITMENTS AND CONTINGENCIES

Legal proceedings:

On March 28, 2024, a putative class action lawsuit was filed in the Delaware Court of Chancery against several former officers and directors of Collective Growth (the “Defendants”) which relates to events preceding the Transactions. Under the Transactions agreements, the Company may be required to honor all rights to indemnification or exculpation existing in favor of the directors and officers of Collective Growth, as were in effect prior to the Closing Date, solely with respect to any matters occurring on or prior to the Closing Date. The lawsuit generally alleges that the Defendants impaired Collective Growth’s public stockholders’ ability to exercise their redemption rights on an informed basis in connection with the Transactions, by failing to disclose material information in the proxy statement concerning the Defendants’ interests relating to the Transactions and the net cash per share that Collective Growth could contribute to the Transactions. The lawsuit asserts claims for breach of fiduciary duty and unjust enrichment.

On August 9, 2024, an amended complaint was filed, and in response, on August 23, 2024, the Defendants’ legal counsel filed a motion to dismiss. On November 19, 2025, the court granted the Defendants’ motion to dismiss with prejudice. On the same day, November 19, 2025, the plaintiff filed a notice of appeal. On January 9, 2026, the plaintiff filed its opening appellate brief. On February 9, 2026, the Defendants filed their answering appellate brief. Plaintiff filed its reply brief on February 27, 2026. On May 11, 2026, the court directed the parties to file supplemental memoranda addressing a recent court order, which involves legal issues similar to those at issue in the lawsuit. Plaintiff and Defendants filed their supplemental memoranda on May 28, 2026. On June 10, 2026, the court notified the parties that the case would be submitted for decision on the briefs as of August 12, 2026. On August 25, 2026, the court affirmed the dismissal of the lawsuit. On September 10, 2026, the court issued a mandate closing the case.

Based on the foregoing, the Company, with the advice of its legal counsel, considers this matter to be closed.

The Company is currently not part of, as plaintiff or defendant, any legal proceedings that, individually or in the aggregate, are expected by the Company to have a material effect on the Company's business, financial position, results of operations or cash flows.

INNOVIZ TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

U.S. dollars in thousands (except share and per share data)

NOTE 7:- EQUITY ISSUANCE

a.	On February 12, 2025, the Company issued a total of 28,776,978 ordinary shares of no-par value and 23,021,582 warrants to purchase one ordinary share, at an offering price of $1.39 per unit (each unit consisting of one ordinary share and eight tenths of a warrant), for a total consideration of $37,289, net of placement agent fees and other issuance costs of $2,711. The warrants are immediately exercisable at $1.69 per share and will expire five years from the date of issuance. The warrants were classified as equity in the Company’s interim consolidated financial statements.

b.	On August 13, 2025, the Company entered into an Open Market Sale Agreement (the “Sales Agreement”) with a sales agent. In accordance with the terms of the Sales Agreement, the Company may offer and sell its ordinary shares from time to time through the sales agent, having an aggregate offering price of up to $75,000. The Sales Agreement is subject to certain limitations on the number of shares to be sold in any single day and any minimum price below sales may not be made.

As of September 30, 2025, the Company issued 4,894,936 ordinary shares of no-par value under the Sales Agreement for a total consideration of $7,927, net of sales agent fees and other issuance costs of $798.

During the nine months ended September 30, 2026, the Company issued 11,826,253 ordinary shares of no-par value under the Sales Agreement for a total consideration of $7,984, net of sales agent fees and other issuance costs of $404.

c.	On July 29, 2026, the Company issued 66,666,667 ordinary shares of no-par value, at an offering price of $0.45 per share, for a total consideration of $27,604, net of placement agent fees and other issuance costs of $2,396.

INNOVIZ TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

U.S. dollars in thousands (except share and per share data)

NOTE 8:- BASIC AND DILUTED NET LOSS PER SHARE

The following table sets forth the computation of the net loss per share for the periods presented:

	Nine Months Ended September 30,
	2026	2025

Numerator:

Net loss	$(64,321)	$(46,540)

Denominator:

	238,690,154	196,237,671

The following potential ordinary shares have been excluded from the calculation of diluted net loss per share for the periods presented due to their anti-dilutive effect:

a.	23,021,582 warrants, 38,967,184 outstanding options to purchase ordinary shares and unvested RSUs and PSUs as of September 30, 2026.

b.	39,252,723 warrants, 29,600,867 outstanding options to purchase ordinary shares and unvested RSUs as of September 30, 2025.

INNOVIZ TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

U.S. dollars in thousands (except share and per share data)

NOTE 9:- SEGMENT INFORMATION

a.	Segment information:

	Nine Months Ended September 30,
	2026	2025
Revenues from external customers	$37,315	$42,415
Less:
Cost of revenues	39,442	31,575
Research and development expenses	40,747	40,354
Sales and marketing expenses	6,258	4,183
General and administrative expenses	16,678	13,109
Financial income, net	(1,597)	(385)
Taxes on income	108	119

Segment loss	$64,321	$46,540

Other segment disclosures:
Depreciation and amortization expenses	$3,914	$4,076
Share-based compensation expenses	$11,022	$11,850
Interest income	$1,555	$2,625
Expenditures for segment assets	$3,885	$3,210

	September 30,	December 31,
	2026	2025
Assets:
Segment assets	$123,109	$138,452

INNOVIZ TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

U.S. dollars in thousands (except share and per share data)

NOTE 9:- SEGMENT INFORMATION (Cont.)

b.	Geographic information:

Following is a summary of revenues by geographic areas. Revenues attributed to geographic areas, based on the location where the customers accept delivery of the products and services:

	Nine Months Ended September 30,
	2026	2025

Europe, Middle East and Africa (*)	$27,739	$37,203
North America (**)	4,900	3,730
Israel	4,511	1,399
Asia Pacific	165	83

	$37,315	$42,415

(*)	Includes revenues from Germany in the amount of $27,612 and $37,203 for the nine months ended September 30, 2026 and 2025, respectively.

(**)	Includes revenues from United States in the amount of $4,900 and $3,712 for the nine months ended September 30, 2026 and 2025, respectively.

c.	Concentration of credit risk from major customers:

As of September 30, 2026, Customer A accounted for approximately 79% of the Company’s trade receivables.

As of December 31, 2025, Customer A accounted for approximately 73% of the Company’s trade receivables.